

August 27, 2013

Via Email
Mr. Raj-Mohinder S. Gurm
Chief Executive Officer
P2 Solar, Inc.
Unit 204, 13569 – 76 Avenue
Surrey, British Columbia, Canada, V3W 2W3

      Re: P2 Solar, Inc.
                Form 8-K
                Filed August 19, 2013
                File Number 333-91190

Dear Mr. Gurm:

We note that your financial statements for the years ended March 31, 2013 and March 31, 2012 were audited by Lake & Associates, CPA's LLC. Effective August 13, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Lake & Associates, CPA's LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/08132013_Lake.pdf

As Lake & Associates, CPA's LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Lake & Associates, CPA's LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please amend your Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Lake & Associates, CPA's LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Lake & Associates, CPA's LLC at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Lake & Associates, CPA's LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 10, 2013. If you have any questions, please contact Mindy Hooker, Staff Accountant at 202-551-3732.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant